UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026 No.2

Commission File Number 0-24790

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 2310502
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

On March 4, 2026, the Registrant to Participate at OFC 2026 Highlighting its Silicon Photonics Platform for AI, Telecom and Emerging Applications

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: March 4, 2026	By:	/s/ Nati Somekh
Name: Nati Somekh
Title: Corporate Secretary

Tower Semiconductor to Participate at OFC 2026 Highlighting its Silicon Photonics
Platform for AI, Telecom and Emerging Applications

MIGDAL HAEMEK, Israel, March 4, 2026 - Tower Semiconductor (NASDAQ/TASE: TSEM), the leading foundry for high-value analog semiconductor solutions, today announced its participation in upcoming OFC 2026 (Optical Fiber Communication Conference and Exhibition), taking place March 17–19, 2026 at the Los Angeles Convention Center in Los Angeles, California, booth #2221. During the event days, company representatives will be available to discuss current and future silicon photonics roadmap.

The company will showcase its popular Silicon Photonics platform that has been the top choice for the industry leaders not only for optical transceivers for Scale-Out and Telecom, but also for exciting growing applications such as co-packaged optics (CPO) for Scale-Up architecture, DWDM lasers, optical circuit switching, FMCW LiDARs for Physical AI, and quantum computing. Tower will also highlight its Silicon Germanium BiCMOS (SiGe) offerings that, together with its SiPho platform, serve the rapidly growing need for higher bandwidth, lower latency and lower power requirements of next-generation AI infrastructure.

Several joint demonstrations with company's partners are planned throughout the event; a detailed schedule will be published on Tower's events webpage.

Additional information and OFC 2026:
Dates: March 17–19, 2026
Venue: Los Angeles Convention Center, Los Angeles, California
Booth: #2221

To learn more about Tower’s advanced silicon photonics (SiPho) platform and RF & HPA technology offerings, visit here.

About Tower Semiconductor
Tower Semiconductor Ltd. (NASDAQ/TASE: TSEM), the leading foundry of high-value analog semiconductor solutions, provides technology, development, and process platforms for its customers in growing markets such as consumer, industrial, automotive, mobile, infrastructure, medical and aerospace and defense. Tower Semiconductor focuses on creating a positive and sustainable impact on the world through long-term partnerships and its advanced and innovative analog technology offering, comprised of a broad range of customizable process platforms such as SiPho, SiGe, BiCMOS, mixed-signal/CMOS, RF CMOS, CMOS image sensor, non-imaging sensors, displays, integrated power management (BCD and 700V), and MEMS. Tower Semiconductor also provides world-class design enablement for a quick and accurate design cycle as well as process transfer services including development, transfer, and optimization, to IDMs and fabless companies. To provide multi-fab sourcing and extended capacity for its customers, Tower Semiconductor currently owns one operating facility in Israel (200mm), two in the U.S. (200mm), and two in Japan (200mm and 300mm) which it owns through its 51% holdings in TPSCo and shares a 300mm facility in Agrate, Italy with STMicroelectronics. For more information, please visit: www.towersemi.com.

Safe Harbor Regarding Forward-Looking Statements
This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements. A complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect Tower’s business is included under the heading “Risk Factors” in Tower’s most recent filings on Forms 20-F, F-3, F-4 and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority. Tower does not intend to update, and expressly disclaim any obligation to update, the information contained in this release.

Tower Semiconductor Company Contact:  Orit Shahar | +972-74-7377440 | oritsha@towersemi.com
Tower Semiconductor Investor Relations Contact:  Liat Avraham | +972-4-6506154 | liatavra@towersemi.com